UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PACIFIC CAPITAL BANCORP

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69404P20

(CUSIP Number)

SB Acquisition Company LLC

200 Crescent Court, Suite 1350

Dallas, Texas 75201

Attn:  Member

(214) 871-5131

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69404P20		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SB Acquisition Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.9% (a)

14.	Type of Reporting Person (See Instructions) OO

(a)           Based upon 32,940,687 shares of common stock outstanding on March 7, 2012.

CUSIP No. 69404P20		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ford Financial Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.9% (a)

14.	Type of Reporting Person (See Instructions) PN

(a)           Based upon 32,940,687 shares of common stock outstanding on March 7, 2012.

CUSIP No. 69404P20		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ford Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.9% (a)

14.	Type of Reporting Person (See Instructions) PN

(a)           Based upon 32,940,687 shares of common stock outstanding on March 7, 2012.

CUSIP No. 318457 10 8		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ford Ultimate Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.9% (a)

14.	Type of Reporting Person (See Instructions) OO

(a)           Based upon 32,940,687 shares of common stock outstanding on March 7, 2012.

CUSIP No. 69404P20		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 2009 TCRT

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.9% (a)

14.	Type of Reporting Person (See Instructions) OO

(a)           Based upon 32,940,687 shares of common stock outstanding on March 7, 2012.

CUSIP No. 69404P20		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerald J. Ford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.9% (a)

14.	Type of Reporting Person (See Instructions) IN

(a)           Based upon 32,940,687 shares of common stock outstanding on March 7, 2012.

CUSIP No. 69404P20	SCHEDULE 13D

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D jointly filed by SB Acquisition Company LLC, Ford Financial Fund, L.P., Ford Management, L.P., Ford Ultimate Management, LLC, 2009 TCRT and Gerald J. Ford with the Securities and Exchange Commission (the “Commission”) on September 9, 2010 (the “Initial Schedule 13D”, and, as amended and supplemented, this “Statement” or this “Schedule 13D”), relating to the common stock, $0.001 par value per share, of Pacific Capital Bancorp, a Delaware corporation (the “Company”).  Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Initial Schedule 13D.  Except as expressly provided for herein, all Items of the Initial Schedule 13D remain unchanged.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of the Company.

The Company’s principal executive office is located at 1021 Anacapa Street, 3rd Floor, Santa Barbara, California 93101.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented to read as follows:

On March 9, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with UnionBanCal Corporation, a Delaware corporation (“UBC”), and Pebble Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of UBC (“Merger Sub”).  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of UBC (the “Merger”).  Pursuant to the Merger Agreement, upon consummation of the Merger, and subject to certain exceptions as set forth in the Merger Agreement, each outstanding share of common stock of the Company will be converted into the right to receive $46.00 per share in cash.  On March 9, 2012, following the execution of the Merger Agreement, Investor delivered to the Company its action by written consent adopting and approving the Merger Agreement and the Merger.  The foregoing description of the Merger Agreement is qualified in its entirety by the Merger Agreement, which is included as Exhibit 2.1 hereto and is incorporated herein by reference.

It is expected that upon completion of the Merger, the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would be terminated and the Common Stock would cease to be listed on the Nasdaq Global Select Market.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           As of March 9, 2012, the Reporting Persons were the beneficial owners of 25,000,000 shares of Common Stock, which represents 75.9% of the outstanding shares of Common Stock, based upon 32,940,687 shares of common stock outstanding on March 7, 2012.

CUSIP No. 69404P20	SCHEDULE 13D

(b)

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

SB Acquisition Company LLC	—	25,000,000	—	25,000,000
Ford Financial Fund, L.P.	—	25,000,000	—	25,000,000
Ford Management, L.P.	—	25,000,000	—	25,000,000
Ford Ultimate Management, LLC	—	25,000,000	—	25,000,000
2009 TCRT	—	25,000,000	—	25,000,000
Gerald J. Ford	—	25,000,000	—	25,000,000

(c)           None.

(d)           Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company owned by the Reporting Person referred to in this Item 5.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby supplemented with the information set forth in Item 4 hereof, which is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits
Item 7 is hereby supplemented as follows:

Exhibit Number	Description of Exhibit

2.1

Agreement and Plan of Merger, dated as of March 9, 2012, by and among UnionBanCal Corporation, Pebble Merger Sub Inc. and Pacific Capital Bancorp (filed as Exhibit 2.1 to UnionBanCal Corporation’s Current Report on Form 8-K, filed March 12, 2012, and incorporated herein by reference).

CUSIP No. 69404P20	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 13, 2012	SB ACQUISITION COMPANY LLC

		By:	Ford Financial Fund, L.P.,
its sole member

		By:	Ford Management, L.P.,
its general partner

		By:	Ford Ultimate Management, LLC
its general partner

		By:	2009 TCRT,
its sole member

		By:	/s/ GERALD J. FORD
Trustee

Date:	March 13, 2012	FORD FINANCIAL FUND, L.P.

		By:	Ford Management, L.P.,
its general partner

		By:	Ford Ultimate Management, LLC
its general partner

		By:	2009 TCRT,
its sole member

		By:	/s/ GERALD J. FORD
Trustee

Date:	March 13, 2012	FORD MANAGEMENT, L.P.

		By:	Ford Ultimate Management, LLC
its general partner

		By:	2009 TCRT,
its sole member

		By:	/s/ GERALD J. FORD
Trustee

CUSIP No. 69404P20	SCHEDULE 13D

Date:	March 13, 2012	FORD ULTIMATE MANAGEMENT, LLC

		By:	2009 TCRT,
its sole member

		By:	/s/ GERALD J. FORD
Trustee

Date:	March 13, 2012	2009 TCRT

		By:	/s/ GERALD J. FORD
Trustee

Date:	March 13, 2012	/s/ GERALD J. FORD
Gerald J. Ford